Exhibit 99.1

MESOBLAST OPERATIONAL HIGHLIGHTS AND FINANCIAL RESULTS

FOR THE HALF-YEAR ENDED DECEMBER 31, 2017

Melbourne, Australia; February 28, 2018; and New York, USA, February 27, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today provided the market with an update on its operational highlights and consolidated financial results for the six months ended December 31, 2017 (the half-year of FY2018).

Revenues in the half-year of FY2018 were significantly increased to US$14.6 million, compared with US$0.9 million in the corresponding period in 2017, an increase of US$13.7 million. Net cash outflows from operating activities for the half-year were reduced by US$11.2 million (24%), compared with the half-year of FY2017. The Company recorded a profit after tax of US$6.7 million, compared with a loss after tax of US$39.8 million for the comparative period.

At December 31, 2017, the Company had cash reserves of US$47.4 million. Mesoblast is in advanced discussions with certain potential strategic partners to strengthen its cash position to support ramp-up of its commercial activities.

Operational Highlights

This has been a landmark period for Mesoblast. The Company’s first Phase 3 trial reported the successful achievement of its primary endpoint of Day 28 overall response for remestemcel-L (MSC-100-IV) in steroid-refractory acute Graft Versus Host Disease (aGVHD).

This cell therapy is now well positioned to be Mesoblast’s first approved product in the United States.

Based on interactions with the United States Food and Drug Administration (FDA), Mesoblast believes that successful results from the completed Phase 3 trial through Day 100, together with Day 180 safety and quality of life parameters in these patients, may provide sufficient clinical evidence for filing for MSC-100-IV in the United States under an accelerated approval pathway.

In December 2017, Mesoblast received a Regenerative Medicine Advanced Therapy (RMAT) designation from the FDA for MPC-150-IM in end-stage heart failure patients with Left Ventricular Assist Devices (LVADs). The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions. This trial completed enrollment in the reporting period and the 12 month data readout will occur in Q3 CY2018.

Enrollment in Mesoblast’s Phase 3 trial evaluating its proprietary allogeneic mesenchymal precursor cell (MPC) product candidate MPC-06-ID for chronic low back pain is expected to complete imminently.

Full 52-week results in Mesoblast’s Phase 2 trial of MPC-300-IV in biologic refractory rheumatoid arthritis showed an early and durable effect from a single infusion.

The strength of Mesoblast’s intellectual property portfolio and its strategy to protect its commercial rights were highlighted with the license to TiGenix NV (TiGenix) of certain of our patents.  This license supports the global commercialization of their adipose-derived mesenchymal stem cell product Cx601 for the local treatment of fistulae by Takeda Pharmaceutical Company Ltd. Mesoblast will receive up to €20 million (approximately US$24 million) in payments, as well as single digit royalties on net sales of Cx601.

When consistent with its strategic objectives, Mesoblast may consider providing other third parties developing mesenchymal lineage cell products in areas outside of Mesoblast’s core product focus with commercial access to its valuable patent portfolio.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

MSC-100-IV for Acute Graft Versus Host Disease (aGVHD):

The Company’s GVHD strategy is to:

•	leverage extensive clinical safety and efficacy data generated and published with MSC-100-IV in children with this life-threatening condition;
•	take advantage of a potentially shortened FDA approval pathway due to the existing fast-track designation for MSC-100-IV;
•	use a targeted product launch strategy; and
•	seek label extension to adults with high-risk steroid refractory aGVHD (liver/gut disease) and product lifecycle management to include chronic GVHD.

The Phase 3 trial evaluating MSC-100-IV in children with aGVHD successfully met the primary endpoint of Day 28 overall response. The study results were presented at the 2018 tandem annual scientific meetings of the Center for International Blood & Marrow Transplant Research (CIBMTR) and the American Society of Blood and Marrow Transplantation (ASBMT).

In the 55 children enrolled in Mesoblast’s open-label Phase 3 trial conducted across 32 sites in the United States, the Day 28 OR rate was 69%, a statistically significant increase compared to the protocol-defined historical control rate of 45% (p=0.0003).

Among patients who received at least one treatment infusion and were followed up for 100 days (n=50), the mortality rate was 22%.  This is in contrast to Day 100 mortality rates as high as 70% in patients who fail to respond to initial steroid therapy.

The treatment regimen of MSC-100-IV was well tolerated and the incidence of adverse events was consistent with that expected from the underlying disease state and in line with previous use.  These safety and efficacy results are consistent with Mesoblast’s prior experience in 241 children treated under an expanded access protocol, where Day 28 OR correlated with Day 100 survival.

There are currently no products approved in the United States for treatment of steroid-refractory aGVHD. Given the serious nature of this condition, in 2017 the FDA granted Mesoblast Fast Track designation for the use of MSC-100-IV to achieve improved overall response rate in children with aGVHD.

Based on interactions with the FDA, Mesoblast believes that successful results from the completed Phase 3 trial through Day 100, together with Day 180 safety and quality of life parameters in these patients, may provide sufficient clinical evidence for filing for remestemcel-L in the United States under an accelerated approval pathway. The Phase 3 trial is being conducted under a FDA Investigational New Drug Application (NCT#02336230).

MPC-150-IM for Advanced and End-Stage Heart Failure (CHF):

The Company’s CHF strategy is to:

•	leverage data for potential near term market entry opportunity for MPC-150-IM in end-stage heart failure patients with LVADs, using the RMAT designation;
•	use a targeted product launch strategy for use with LVADs;
•

broaden market potential to Bridge to Recovery (BTR) market, representing a high-growth market opportunity for temporary LVAD use and possible explantation in end-stage, Class IV heart failure patients; and

•	seek label extension through completion of Phase 3 program in Class III heart failure patients

MPC-150-IM is in late-stage clinical development for advanced heart failure (Class III). This Phase 3 trial continues to recruit across multiple sites in North America, with completion of enrollment expected to occur in 2018.

During this reporting period, the FDA granted RMAT designation for the Company’s MPC therapy in the treatment of heart failure patients with left ventricular systolic dysfunction and LVADs. The RMAT designation under the 21st Century Cures Act aims to expedite the development of regenerative medicine therapies intended for the treatment of serious diseases and life-threatening conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

This RMAT designation allows for multi-disciplinary, comprehensive interactions with the FDA to support the efficient development of and potential accelerated approval pathway for Mesoblast’s allogeneic MPCs in the treatment of heart failure patients with LVADs. The RMAT designation also offers eligibility for priority review. Once the biologics license application (BLA) for a product is approved, the FDA can require various post-approval confirmatory commitments.

The basis of this RMAT designation grant came from the completed study data set of a 30-patient randomized, blinded, placebo-controlled pilot trial of Mesoblast’s MPCs at a dose of 25 million cells in heart failure patients with LVADs, and related analyses.

These preliminary clinical data suggest that Mesoblast’s MPC product improved native heart function, prolonged the time post LVAD implantation of a first hospitalization for a non-surgical major gastrointestinal (GI) bleeding event, and improved early survival rates in these LVAD recipients. The results of the pilot study were published in the American Heart Association Journal Circulation.

The Phase 2b trial of MPCs at a dose of 150 million cells in 159 patients with heart failure and LVADs completed enrollment during the reporting period. This trial is being funded by the United States National Institutes of Health and the Canadian Institute of Health Research.

MPC-06-ID for Chronic Low Back Pain (CLBP):

Mesoblast's Phase 3 trial in patients with CLBP who have failed conservative measures is on track to complete enrollment in Q1 CY18.

If the Phase 2 results, which showed durable improvement in pain and function from a single intra-discal injection are confirmed in the Phase 3 trial, the Company believes that MPC-06-ID may be evaluable as a potential non-opioid, non-surgical alternative for patients suffering from CLBP who have failed conservative measures.

MPC-300-IV for Systemic, Immune-mediated Diseases:

MPC-300-IV responds to inflammatory signals with release of counter-inflammatory factors and has the potential as shown in preclinical studies to treat multiple immune-mediated diseases, including biologic-refractory rheumatoid arthritis.

MPC-300-IV has generated positive clinical data across three randomized, placebo-controlled Phase 2 trials in disease states associated with inflammation; type 2 diabetes with inadequate glucose control, diabetic kidney disease, and biologic-refractory rheumatoid arthritis (RA).

During the reporting period, results from a 48-patient randomized, placebo-controlled Phase 2 trial in patients with biologic refractory RA over 52 weeks were presented at the 2017 American College of Rheumatology Annual Meeting in San Diego, CA. The primary objective of the study was to evaluate safety and tolerability of a single intravenous infusion in biologic refractory RA patients through a 12-week primary endpoint. Additional objectives were to evaluate clinical efficacy at the 12-week endpoint and to assess the durability of effects and safety profile over the full 52-week study.

The results showed an early and durable effect from a single infusion of MPC-300-IV in biologic-refractory RA patients. Specifically:

•

Infusions were well-tolerated with no treatment-related serious adverse events reported during the 52-week period, and a safety profile over 52 weeks comparable among the placebo and two MPC treatment groups.

•

A single intravenous MPC infusion in biologic refractory RA patients resulted in dose-related improvements in clinical symptoms, function, disease activity and patient-reported outcomes. Efficacy signals were observed for each of ACR 20/50/70, ACR-N, HAQ-DI, SF-36 and DAS-28 disease activity score.

•

The 2 million MPC/kg dose showed the greatest overall treatment responses. Onset of treatment responses occurred as early as 4 weeks, peaked at 12 weeks, were maintained through 39 weeks, and waned by 52 weeks.

•

Greatest benefits over 52 weeks were seen in patients who had failed less than three biologics (1-2 biologic sub-group) prior to MPC treatment, identifying this as a potentially optimal target population.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

The results of this Phase 2 trial identified a dose-related treatment effect, the earliest onset of the effect, and a level of durability from a single dose. Given the safety profile, the Company intends to evaluate whether higher MPC doses can achieve even greater rates of low disease activity or remission within the first 12 weeks and beyond. The Company also plans to evaluate whether the observed durable treatment responses can be maintained for the longer term using repeat dose therapy.

Upcoming Milestones

The Company expects multiple key inflection points over the remainder of 2018, including:

▪	Remestemcel-L (MSC-100-IV) for Pediatric Steroid-refractory Acute Graft Versus Host Disease
−	Day 100 survival data (Q2 CY18)
−	Day 180 safety data (Q3 CY18)

▪	MPC-06-ID for Chronic Low Back Pain
−	Phase 3 trial expected to complete enrollment imminently (Q1 CY18)

▪	MPC-150-IM for Advanced and End-Stage Heart Failure
−	Phase 2B trial for Class IV; 12 month data read-out (Q3 CY18)
−	Phase 3 trial for Class II/III; targeted enrollment completion (H2 CY18).

Financial Highlights

At December 31, 2017, the Company had cash reserves of US$47.4 million. Revenues in the half-year of FY2018 were significantly increased to US$14.6 million, compared with US$0.9 million in the corresponding period in 2017, an increase of US$13.7 million. Revenues for the period included US$11.8 million in connection with the Company’s patent license agreement with TiGenix which was signed in the reporting period (including the upfront receipt of US$5.9 million upon execution of our patent license agreement as well as a further US$5.9 million recognized in the period but due within 12 months), and milestone and royalties of US$2.6 million in connection with sales of TEMCELL HS. Inj.1 by our licensee in Japan, JCR Pharmaceuticals Co., Ltd (JCR).

Net cash outflows from operating activities for the half-year were reduced by US$11.2m (24%), compared with the half-year of FY2017, primarily as a result of a reduction of US$4.7 million in payments to suppliers and employees and increased inflows of US$6.5 million relating to the receipts from TiGenix and JCR.

The Company recorded a profit after tax of US$6.7 million, compared with a loss after tax of US$39.8 million for the comparative period.

A non-cash income tax benefit of US$26.2 million was recognized in the half-year FY2018 as a result of changes in tax rates. On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the Tax Act), which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%.

Mesoblast retains an equity facility for up to A$120 million/US$90 million, to be used at its discretion over the next 18 months to provide additional funds as required.

[1]	TEMCELL® HS. Inj. is a registered trademark of JCR Pharmaceuticals Co., Ltd.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Financial Results for the Six Months Ended December 31, 2017 (the half-year) (in U.S. Dollars)

Revenues were US$14.6 million in the half-year of FY2018 compared with US$0.9 million in the half-year of FY2017, an increase of US$13.7 million.

In addition to increasing revenues, the Company contained spend whilst increasing its R&D investment in Tier 1 clinical programs by deferring manufacturing production and constraining management and administration costs. Research and development expenses increased by US$2.6 million (9%) and management and administration costs increased by US$0.3 million (3%), these increases were offset by cost savings of US$5.4 million (76%) for manufacturing for the half-year of FY2018, compared with the half-year of FY2017.

There was a decrease of US$26.5 million (58%) in the loss before income tax for the half-year of FY2018, compared with the half-year of FY2017.

The main items which impacted the loss before income tax movement were:

•

Revenues: the Company recognized milestone revenue of US$12.8 million in the half-year of FY2018 compared to US$Nil in the half-year of FY2017, an increase of US$12.8 million.  Milestone revenue of US$12.8 million in the half-year of FY2018 comprised: US$5.9 million (€5.0 million) upfront payments received upon execution of the Company’s patent license agreement with TiGenix; a further US$5.9 million (€5.0 million) of milestone revenue was recognized in relation to product Cx601 under the terms of the TiGenix patent license agreement; and US$1.0 million in sales milestones on achievement of cumulative sales milestones on TEMCELL by our licensee in Japan, JCR.

The Company recognized commercialization revenues from royalties on sales of TEMCELL by JCR of US$1.6 million in the half-year of FY2018 compared with US$0.7 million in the half-year of FY2017, an increase of US$0.9 million (139%).

•

Research and Development expenses were US$31.6 million for the half-year of FY2018, compared with US$29.0 million for the half-year of FY2017, an increase of US$2.6 million (9%) as the Company invested in Tier 1 clinical programs.

•

Manufacturing expenses were US$1.7 million for the half-year of FY2018, compared with US$7.1 million for the half-year of FY2017, a decrease of US$5.4 million (76%) due to a reduction in manufacturing activity because sufficient quantities of clinical grade product were previously manufactured for all ongoing clinical trials.

•

Management and Administration expenses were US$10.6 million for the half-year FY2018, compared with US$10.3 million for the half-year of FY2017, an increase of US$0.3 million (3%) due to increased labour costs for non-cash share based payments partially offset by a decrease in corporate overhead expenses such as rent, IT costs and professional service fees.

The overall decrease in loss before income tax also includes movements in other items which did not impact current cash reserves, such as: fair value remeasurement of contingent consideration, and foreign exchange movements within other operating income and expenses.

A non-cash income tax benefit of US$26.2 million and was recognized in the half-year FY2018 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period, primarily due to a revaluation of our deferred tax assets and liabilities recognized as a result of changes in tax rates. On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the Tax Act), which changed many aspects of United States corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%. The Company recognized the tax effects of the Tax Act in the half-year FY2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

A non-cash income tax benefit of US$6.2 million was recognized in the half-year FY2017 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

The net profit attributable to ordinary shareholders was US$6.7 million, or 1.46 cents earnings per share, for the half-year of FY2018, compared with a net loss of US$39.8 million, or 10.41 cents loss per share, for the half-year of FY2017.

Financial Results for the Three Months Ended December 31, 2017 (second quarter) (in U.S. Dollars)

Revenues were US$13.4 million in the second quarter of FY2018 compared with US$0.6 million in the second quarter of FY2017, an increase of US$12.8 million.

In addition to increasing revenues the Company contained spend whilst increasing its R&D investment in Tier 1 clinical programs by deferring manufacturing production and constraining management and administration costs. Research and development expenses increased by US$1.2 million (8%) and management and administration costs increased by US$0.7 million (16%), these increases were offset by cost savings of US$3.0 million (79%) for manufacturing for the second quarter of FY2018, compared with the second quarter of FY2017.

There was a decrease of US$13.5 million (58%) in the loss before income tax for the second quarter of FY2018, compared with the second quarter of FY2017.

The main items which impacted the loss before income tax movement were:

•

Revenues: the Company recognized milestone revenue of US$12.3 million in the second quarter of FY2018 compared to US$Nil in the second quarter of FY2017, an increase of US$12.3 million. Milestone revenue of US$12.3 million in the second quarter of FY2018 comprised: US$5.9 million (€5.0 million) upfront payments received upon execution of the Company’s patent license agreement with TiGenix; a further US$5.9 million (€5.0 million) of milestone revenue was recognized in relation to product Cx601 under the terms of the TiGenix patent license agreement; and US$0.5 million in sales milestones on achievement of cumulative sales milestones on TEMCELL by our licensee in in Japan.

The Company recognized commercialization revenues from royalties on sales of TEMCELL by our licensee in Japan, JCR, of US$0.9 million in the second quarter of FY2018 compared with US$0.4 million in the second quarter of FY2017, an increase of US$0.5 million (119%).

•

Research and Development expenses were US$16.2 million for the second quarter of FY2018, compared with US$15.0 million for the second quarter of FY2017, an increase of US$1.2 million (8%) as the Company invested in Tier 1 clinical programs.

•

Manufacturing expenses were US$0.8 million for the second quarter of FY2018, compared with US$3.8 million for the second quarter of FY2017, a decrease of US$3.0 million (79%) due to a reduction in manufacturing activity because sufficient quantities of clinical grade product were previously manufactured for all ongoing clinical trials.

•

Management and Administration expenses were US$5.6 million for the second quarter FY2018, compared with US$4.9 million for the second quarter of FY2017, an increase of US$0.7 million (16%) due to increased labour costs for non-cash share based payments partially offset by a decrease in corporate overhead expenses such as rent, IT costs and professional service fees.

The overall decrease in loss before income tax also includes movements in other items which did not impact current cash reserves, such as: fair value remeasurement of contingent consideration, and foreign exchange movements within other operating income and expenses.

A non-cash income tax benefit of US$23.3 million and was recognized in the second quarter FY2018 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period, primarily

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

due to a revaluation of our deferred tax assets and liabilities recognized as a result of changes in tax rates.  On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the Tax Act), which changed many aspects of U.S. corporate income taxation, including a reduction in the corporate income tax rate from 35% to 21%.  The Company recognized the tax effects of the Tax Act in the second quarter FY2018, the most significant of which was a tax benefit resulting from the remeasurement of deferred tax balances to 21%.

A non-cash income tax benefit of US$3.1 million was recognized in the second quarter FY2017 in relation to the net change in deferred tax assets and liabilities recognized on the balance sheet during the period.

The net profit attributable to ordinary shareholders was US$13.7 million, or 2.91 cents earnings per share, for the second quarter of FY2018, compared with a net loss of US$20.1 million, or 5.22 cents loss per share, for the second quarter of FY2017.

Conference Call Details

There will be a webcast on the financial results for the first half ended December 31, 2017 beginning at 4:30 pm EST on Tuesday, February 27, 2018; 8:30 am Wednesday, February 28, 2018 AEDT.

The live webcast, including a slide presentation, can be accessed via

http://webcasting.brrmedia.com/broadcast/5a6ffa22271b41638bdc2f22

To access the call only, dial 1 855 881 1339 (U.S.), 1 800 558 698 (toll-free Australia) or +61 2 9007 3187 (outside of the U.S. and Australia). The conference identification code is 882151.

The archived webcast will be available on the Investor page of the Company’s website – www.mesoblast.com

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: + 1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Consolidated Income Statement

	Three Months Ended		Six Months Ended
	December 31,		December 31,
(in U.S. dollars, in thousands, except per share amount)	2017	2016	2017	2016
Revenue	13,397	550	14,571	945
Research & development	(16,222)	(15,043)	(31,590)	(29,047)
Manufacturing commercialization	(801)	(3,790)	(1,678)	(7,085)
Management and administration	(5,643)	(4,879)	(10,655)	(10,338)
Fair value remeasurement of contingent consideration	(793)	(326)	8,702	(1,339)
Other operating income and expenses	423	311	1,091	784
Loss before income tax	(9,639)	(23,177)	(19,559)	(46,080)
Income tax benefit/(expense)	23,342	3,126	26,240	6,231
Profit/(loss) attributable to the owners of Mesoblast Limited	13,703	(20,051)	6,681	(39,849)

Earnings/(losses) per share from continuing operations attributable to the ordinary equity holders of the Group:	Cents	Cents	Cents	Cents
Basic - earnings/(losses) per share	2.91	(5.22)	1.46	(10.41)
Diluted - earnings/(losses) per share	2.91	(5.22)	1.46	(10.41)

Consolidated Statement of Comprehensive Income

	Three Months Ended December 31,		Six Months Ended December 31,
(in U.S. dollars, in thousands)	2017	2016	2017	2016
Profit/(loss) for the year	13,703	(20,051)	6,681	(39,849)
Other comprehensive (loss)/income
Items that may be reclassified to profit and loss
Changes in the fair value of available-for-sale financial assets	47	(1)	67	31
Exchange differences on translation of foreign operations	(385)	(1,277)	(500)	(574)
Other comprehensive (loss)/income for the period, net of tax	(338)	(1,278)	(433)	(543)
Total comprehensive income/(losses) attributable to the owners of Mesoblast Limited	13,365	(21,329)	6,248	(40,392)

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Consolidated Statement of Balance Sheet

(in U.S. dollars, in thousands)	As of December 31, 2017	As of June 30, 2017
Assets
Current Assets
Cash & cash equivalents	47,386	45,761
Trade & other receivables	12,236	3,743
Prepayments	12,650	14,105
Total Current Assets	72,272	63,609

Non-Current Assets
Property, plant and equipment	1,453	1,814
Available-for-sale financial assets	2,065	1,997
Other non-current assets	3,399	1,916
Intangible assets	585,622	586,350
Total Non-Current Assets	592,539	592,077
Total Assets	664,811	655,686

Liabilities
Current Liabilities
Trade and other payables	18,121	21,805
Provisions	3,470	14,865
Total Current Liabilities	21,591	36,670

Non-Current Liabilities
Deferred tax liability	23,912	49,293
Provisions	43,703	52,957
Total Non-Current Liabilities	67,615	102,250
Total Liabilities	89,206	138,920
Net Assets	575,605	516,766

Equity
Issued Capital	878,989	830,425
Reserves	34,837	31,243
(Accumulated losses)/retained earnings	(338,221)	(344,902)
Total Equity	575,605	516,766

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Consolidated Statement of Cash Flows

	Six months ended December 31,
(in U.S. dollars, in thousands)	2017	2016
Cash flows from operating activities
Commercialization revenue received	1,080	579
Milestone payment received	6,125	—
Payments to suppliers and employees (inclusive of goods and services tax)	(42,593)	(47,252)
Interest received	192	309
Income taxes (paid)/refunded	(25)	—
Net cash (outflows) in operating activities	(35,221)	(46,364)

Cash flows from investing activities
Payments for contingent consideration	(543)	—
Investment in fixed assets	(137)	(292)
Net cash (outflows) in investing activities	(680)	(292)

Cash flows from financing activities
Proceeds from issue of shares	40,532	—
Payments for share issue costs	(2,603)	(60)
Net cash inflows/(outflows) by financing activities	37,929	(60)

Net increase/(decrease) in cash and cash equivalents	2,028	(46,716)
Cash and cash equivalents at beginning of period	45,761	80,937
FX (losses)/gains on the translation of foreign bank accounts	(403)	(319)
Cash and cash equivalents at end of period	47,386	33,902

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176